UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65859

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Titleist Capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
777 E. Sonterra Blvd., Suite 330
                            (No. and Street)

San Antonio   **Texas**   **78258**
    (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joe-Ben O'Banion   **(210) 591-0452**   jobanion@tamgmt.com
    (Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company
                    (Name – if individual, state last, first, and middle name)

P.O. Box 27887   **Austin**   **Texas**   **78755**
(Address)   (City)   (State)   (Zip Code)

November 20, 2014   **6072**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe-Ben O'Banion_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Titleist Capital, LLC_____, as of 12/31_____, 2 023____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



NEIL HOWARD KALB
Notary ID #131719737
My Commission Expires
September 12, 2026

Signature: _____

Title:
Managing Partner

Notary Public _____ NEIL KALB 2-29-24

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TITLEIST CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

TITLEIST CAPITAL, LLC
Index to Financial Statements and Supplemental Schedules
December 31, 2023



BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of Titleist Capital, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Titleist Capital, LLC as of December 31, 2023, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Titleist Capital, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Titleist Capital, LLC's management. Our responsibility is to express an opinion on Titleist Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Titleist Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Titleist Capital, LLC's financial statements. The supplemental information is the responsibility of Titleist Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Titleist Capital, LLC's auditor since 2014.

Austin, Texas
February 29, 2024

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

TITLEIST CAPITAL, LLC
Statement of Financial Condition
December 31, 2023

Assets:		
Cash and cash equivalents	$	15,209
Deposit with clearing broker-dealer		114,923
Commissions Receivable		51,171
Total assets	$	181,303
Liabilities and Members' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	60,755
Total liabilities	$	60,755
Members' equity:		
Total members' equity		120,548
Total liabilities and members' equity	$	181,303

The accompanying notes to the financial statements are an integral part of the

TITLEIST CAPITAL, LLC
Statement of Operations
For the Year Ended December 31, 2023

Revenues:		
Securities' commissions	$	290,378
529 Income		12,852
Insurance based		293,668
12b-1 Trails		85,459
Other		3,712
Total revenues		686,069
Operating expenses:		
Clearing fees		54,934
Commissions		370,352
Regulatory fees		39,943
Shared Expense Reimbursement		23,000
Other		2,198
Total operating expenses		490,427
Earnings before income taxes		195,642
Income tax expense		-
Net Income	$	195,642

The accompanying notes to the financial statements are an integral part of the statements.

TITLEIST CAPITAL, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2023

Balance at December 31, 2022	$	835,254
Cash Distributions		(174,000)
Non-Cash Transfer of Ownership		(736,348)
Net income		195,642
Balance at December 31, 2023	$	120,548

The accompanying notes to the financial statements are an integral part of the statements.

TITLEIST CAPITAL, LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flows from operating activities:		
Net income	$	195,642
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Non-cash transfer of ownership		(736,348)
Changes in assets and liabilities:		
Deposit with clearing broker-dealer		(14,030)
Receivable due from clearing broker-dealer		20,533
Commission receivables		26,315
Investment advisory receivable		1,660,228
Other assets		5,375
Accounts payable and accrued expenses		(979,425)
Due to clearing broker-dealer		(5,529)
Net cash provided by operating activities		172,761
Cash flows from financing activities:		
Distributions to members		(174,000)
Net cash used in financing activities		(174,000)
Net decrease in cash		(1,239)
Cash and cash equivalents at beginning of year		16,448
Cash and cash equivalents at end of year	$	15,209
Supplemental disclosure of cash flow information		
Cash paid during the year for		
Interest		-
Income taxes		-
Non-cash financing activities		
Transfer of ownership	$	736,348

The accompanying notes to the financial statements are an integral part of the statements.

Note 1 - Nature of Business

Titleist Asset Management, Ltd. (the "Company") was organized in February 2003 as a Texas limited partnership headquartered in San Antonio, Texas. Effective January 1, 2023, the Company separated the broker/dealer and Registered Investment Adviser entities into two separate companies. Titleist Asset Management, Ltd. changed entity names to Titleist Capital, LLC. The Company maintained the same CRD and EIN numbers. The new Registered Investment Adviser entity name changed to Titleist Asset Management, LLC with new CRD and EIN numbers with the Securities and Exchange Commission ("SEC"). The separation of entities resulted in a non-cash transfer of ownership of $736,348 from Titleist Capital, LLC to Titleist Asset Management, LLC.

Titleist Capital, LLC is a member of the Financial Industry Regulatory Authority ("FINRA") but is not a member with the Securities and Exchange Commission ("SEC"). The Company began operations in September 2003. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule and does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2003, and as discussed in Question 8 on the related FAQ released by SEC staff.

The Company's customers consist of individuals located throughout the United States of America.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles, which is required FINRA whereby revenues are recognized in the period earned and expenses when incurred.

Securities Clearing

The company terminated their clearing arrangement on a fully disclosed basis through AXOS Clearing, LLC member of FINRA and SIPC effective November 11, 2023. Now, the Company conducts business as a registered broker-dealer functioning as a Limited Purpose Broker/Dealer.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, which will become available within ninety days from the date of the financial statements, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from agreements with clients includes commission income from securities transactions. The recognition and measurement of revenue is based on the assessment of individual agreement terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Securities Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Direct Commission Business

For direct commission revenue, the Company has two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's amount of investment at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Customer Funds

The Company is not approved to hold customer funds on account. From time to time, the Company may accept funds from customers for deposit into their brokerage accounts. Those funds are made payable directly to the custodian and promptly mailed to the custodian.

Fair Value Measurements

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, receivables from broker-dealers, other assets, due to broker-dealers, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes

The Company has elected to be taxed as a Limited Liability Corporation. As such, the Company does not pay federal corporate income taxes on its taxable income. Instead, the partners are liable for individual federal income taxes on their respective shares of taxable net income. The Company is liable for Texas margin tax which is based on taxable margin, as defined under the law, rather than being based on federal taxable income. As of and for the year ended December 31, 2023, the Company's Texas margin tax expense was not significant. The Company has no uncertain tax positions as of December 31, 2023.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standard setting bodies are not expected to have a material impact on the company's financial position, results of operations or cash flows.

Note 3 - Commitments and Contingencies

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there were no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Clearing Agreement

Included in the Company's clearing agreement is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker/dealer to the extent of the net loss on any unsettled trades. At December 31, 2023, management of the Company had not been notified by the clearing broker/dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 4 – Related Party Transactions

The Company executed an Expense Sharing Agreement with Titleist Asset Management, LLC in 2023 paying a pro-rated amount of $4,000 per month covering rent, wages, technology, compliance and accounting. For the year ending December 31, 2023, the company paid $23,000 under the Expense Sharing Agreement.

Note 5 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital and net capital requirements of $111,171 and $5,000, respectively, which was $106,171 in excess of the minimum requirement. The Company's aggregate indebtedness to net capital ratio was 0.55 to 1.

Note 6 – Concentrations

During the year ending December 31, 2023, the company had two custodians making up approximately 57% of revenue.

Note 7 - Subsequent Events

During January 19, 2024, the Company paid distributions of $75,000 to a member.

The Company has evaluated subsequent events through February 29, 2024 the date the financial statements were available to be issued. The Company did not identify any other material subsequent events requiring adjustments to or disclosure in its financial statements.

TITLEIST CAPITAL, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2023

Total members' equity qualified for net capital	$	120,548
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable		9,377
Total deductions and/or charges		9,377
Net capital before haircuts on securities		111,171
Haircuts on securities		-
Net capital	$	111,171
Aggregate indebtedness		
Accounts payable and accrued expenses	$	60,755
Total aggregate indebtedness	$	60,755
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness.)	$	5,000
Net capital in excess of minimum requirement	$	106,171
Net capital less greater of 10% of aggregate indebtedness or 120% of		
minimum net capital required	$	105,096
Ratio of aggregate indebtedness to net capital		0.55 to 1

Note: The above computation does not materially differ from the computation
of net capital under Rule 15c3-1 as of December 31, 2023 as reported by
Titleist Capital, LLC on Form X-17A-5, filed on February 29, 2024.
Accordingly, no reconciliation is deemed necessary.

Schedule II

TITLEIST CAPITAL, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule and does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company does not hold funds or securities for, or owe money or securities to, customers.

.

Schedule III

TITLEIST CAPITAL, LLC
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule and does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company did not maintain possession or control of any customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Titleist Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2023, in which (1) Titleist Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Titleist Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Titleist Capital, LLC stated that Titleist Capital, LLC met the identified exemption provisions throughout the most recent fiscal year of December 31, 2023 without exception.

Titleist Capital, LLC is also filing this Exemption Report because Titleist Capital, LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 are limited to direct mutual fund business in accordance with the requirements of paragraph (a) or (b)(2) of Rule 15c2-4. The Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Titleist Capital, LLC's management is responsible for compliance with the exemption provisions and its statements and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Titleist Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 29, 2024

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

Titleist CAPITAL, LLC.
Member FINRA-SIPC

EXEMPTION REPORT YEAR ENDING DECEMBER 31, 2023

Titleist Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions 17 C.F.R. 240.15c3-3(k)(2)(ii);

2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to direct mutual fund business in accordance with the requirements of paragraph (a) or (b)(2) of Rule 15c2-4. The Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

TITLEIST CAPITAL, LLC

I, Joe-Ben O'Banion, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Joe-Ben O'Banion
Managing Partner

February 29, 2023



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Members of Titleist Capital, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Titleist Capital, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting the following difference: total revenues per the Form SIPC-7 were $648,334 and total revenues per the audited financial statements were $686,069, a difference of $37,735;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting following differences: total revenues per the Form SIPC-7 were $648,334 and total revenues per the audited financial statements were $686,069, a difference of $37,735; total clearing deductions per the Form SIPC-7 were $94,876 and total clearing deductions per the audited financial statements were $54,934, a difference of $39,942; and the general assessment per the Form SIPC-7 was $830 and the general assessment per the audited financials was $947, a difference of $117.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting an underpayment of $117.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com



We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 29, 2024